UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ALARM.COM HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

0001459200

(CUSIP Number)

Frederic D. Fenton

c/o Technology Crossover Ventures

250 Middlefield Road

Menlo Park, California 94025

Telephone: (650) 614-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0001459200	13D	Page 1 of 19 Pages

1	NAMES OF REPORTING PERSONS: TCV VII MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,968
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 3,968
	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,968
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Delaware limited liability company)

*	Less than 0.1%

CUSIP No. 0001459200	13D	Page 2 of 19 Pages

1	NAMES OF REPORTING PERSONS: TCV VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 7,271,460
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 7,271,460
	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,271,460
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No. 0001459200	13D	Page 3 of 19 Pages

1	NAMES OF REPORTING PERSONS: TCV VII (A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,776,238
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 3,776,238
	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,776,238
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No. 0001459200	13D	Page 4 of 19 Pages

1	NAMES OF REPORTING PERSONS: TCV MEMBER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 68,753
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 68,753
	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 68,753
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No. 0001459200	13D	Page 5 of 19 Pages

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 11,047,698
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 11,047,698
	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,047,698
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No. 0001459200	13D	Page 6 of 19 Pages

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VII, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 11,116,451
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 11,116,451
	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,116,451
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 0001459200	13D	Page 7 of 19 Pages

1	NAMES OF REPORTING PERSONS: JAY C. HOAG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 280,102
	8	SHARED VOTING POWER: 11,120,419
	9	SOLE DISPOSITIVE POWER: 280,102
	10	SHARED DISPOSITIVE POWER: 11,120,419

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,400,521
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 0001459200	13D	Page 8 of 19 Pages

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 193,561
	8	SHARED VOTING POWER: 11,120,419
	9	SOLE DISPOSITIVE POWER: 193,561
	10	SHARED DISPOSITIVE POWER: 11,120,419

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,313,980
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 0001459200	13D	Page 9 of 19 Pages

1	NAMES OF REPORTING PERSONS: JOHN L. DREW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 11,120,419
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 11,120,419

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,120,419
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 0001459200	13D	Page 10 of 19 Pages

1	NAMES OF REPORTING PERSONS: JON Q. REYNOLDS, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 57,120
	8	SHARED VOTING POWER: 11,120,419
	9	SOLE DISPOSITIVE POWER: 57,120
	10	SHARED DISPOSITIVE POWER: 11,120,419

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,177,539
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 0001459200	13D	Page 11 of 19 Pages

1	NAMES OF REPORTING PERSONS: DAVID L. YUAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 11,116,451
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 11,116,451

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,116,451
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 0001459200	13D	Page 12 of 19 Pages

1	NAMES OF REPORTING PERSONS: ROBERT W. TRUDEAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 11,120,419
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 11,120,419

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,120,419
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 0001459200	13D	Page 13 of 19 Pages

1	NAMES OF REPORTING PERSONS: CHRISTOPHER P. MARSHALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 47,497
	8	SHARED VOTING POWER: 11,120,419
	9	SOLE DISPOSITIVE POWER: 47,497
	10	SHARED DISPOSITIVE POWER: 11,120,419

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,167,916
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 0001459200	13D	Page 14 of 19 Pages

1	NAMES OF REPORTING PERSONS: TIMOTHY P. McADAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 56,181
	8	SHARED VOTING POWER: 11,120,419
	9	SOLE DISPOSITIVE POWER: 56,181
	10	SHARED DISPOSITIVE POWER: 11,120,419

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 11,176,600
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 0001459200	13D	Page 15 of 19 Pages

Explanatory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 2, 2015 (the “Statement”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Alarm.com Holdings, Inc., (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

ITEM 2.

Item 2 of the Schedule 13D is hereby amended and supplemented by adding TCV VII Management, L.L.C. (“TCV VII Management”), a Delaware limited liability company, as a Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Statement is hereby amended and supplemented by adding the following:

On June 11, 2018, as part of an in-kind pro-rata distribution to partners, TCV VII, L.P. (“TCV VII”), TCV VII (A), L.P. (“TCV VII(A)”), and TCV Member Fund, L.P. (“Member Fund” and, together with TCV VII and TCV VII(A), the “TCV Funds”) distributed 1,308,234, 679,396 and 12,370 shares of Common Stock, respectively, to their limited partners and general partners for no consideration. The shares distributed by the TCV Funds included 504,361 shares of Common Stock initially distributed to Technology Crossover Management VII, L.P. (“Management VII”), of which 500,049 were subsequently distributed by Management VII to its limited partners and general partners.

The shares of Common Stock distributed by the TCV Funds and Management VII included: (i) 46,763 shares distributed to the Hoag Family Trust U/A Dtd 8/2/94 (the “Hoag Trust”); (ii) 46,763 shares distributed to Hamilton Investments Limited Partnership (“Hamilton Investments”); (iii) 64,630 shares distributed to Goose Rocks Beach Partners, L.P. (“Goose Rocks”); (iv) 57,120 shares distributed to the Reynolds Family Trust (the “Reynolds Trust”); (v) 34,232 shares distributed to the Drew Family Trust dated 10/5/2004 (the “Drew Trust”); (vi) 20,956 shares distributed to Ten 271 Partners B; (vii) 55,187 shares distributed to Robert W. Trudeau; (viii) 21,185 shares distributed to Marshall Carroll 2000 Trust (the “Marshall Trust”); (ix) 266 shares distributed to Marshall Partners; (xi) 20,407 shares distributed to the Yuan Family Trust dated 9/22/2006 (the “Yuan Trust”); and (xii) 20,428 shares distributed to Timothy P. McAdam.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 47,294,349 shares of Common Stock outstanding as of April 26, 2018.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
TCV VII Management	3,968	*	3,968	0	3,968	0
TCV VII	7,271,460	15.4%	7,271,460	0	7,271,460	0
TCV VII(A)	3,776,238	8.0%	3,776,238	0	3,776,238	0
Member Fund	68,753	0.1%	68,753	0	68,753	0

CUSIP No. 0001459200	13D	Page 16 of 19 Pages

Management VII	11,047,698	23.4%	11,047,698	0	11,047,698	0
TCM VII	11,116,451	23.5%	11,116,451	0	11,116,451	0
Mr. Hoag	11,400,521	24.1%	280,102	11,120,419	280,102	11,120,419
Mr. Kimball	11,313,980	23.9%	193,561	11,120,419	193,561	11,120,419
Mr. Drew	11,120,419	23.5%	0	11,120,419	0	11,120,419
Mr. Reynolds	11,177,539	23.6%	57,120	11,120,419	57,120	11,120,419
Mr. Yuan	11,116,451	23.5%	0	11,116,451	0	11,116,451
Mr. Trudeau	11,120,419	23.5%	0	11,120,419	0	11,120,419
Mr. Marshall	11,167,916	23.6%	47,497	11,120,419	47,497	11,120,419
Mr. McAdam	11,176,600	23.6%	56,181	11,120,419	56,181	11,120,419

*	Less than 0.1%

TCV VII Management, TCV VII, TCV VII(A), and Member Fund are the record holders of 3,968, 7,271,460, 3,776,238 and 68,753 shares of Common Stock, respectively.

Technology Crossover Management VII, Ltd (“TCM VII”), as the ultimate general partner of TCV VII and TCV VII(A) and a general partner of Member Fund, and Management VII, as the direct general partner of TCV VII and TCV VII(A), may also be deemed to have the sole power to dispose or direct the disposition of the shares of Common Stock held by TCV VII and TCV VII(A) and, with respect to TCM VII, certain of the shares held by Member Fund and have the sole power to direct the vote of such shares. Each of TCM VII and Management VII disclaims beneficial ownership of the shares of Common Stock owned by TCV VII, TCV VII(A), and Member Fund except to the extent of their respective pecuniary interest therein.

Under the memorandum and articles of association of TCM VII, the Class A Directors have the shared power to dispose or direct the disposition of the shares held by TCV VII and TCV VII(A) and certain of the shares of Common Stock held by Member Fund and the shared power to direct the vote of such shares. Each of the Class A Directors disclaims beneficial ownership of the shares of Common Stock owned by TCM VII, Management VII, TCV VII, TCV VII(A) and Member Fund except to the extent of their respective pecuniary interest therein.

In addition, the Hoag Trust and Hamilton Investments are each the record holder of 140,051 shares of Common Stock. Mr. Hoag is a trustee of the Hoag Trust and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by the Hoag Trust. Mr. Hoag is the general partner of Hamilton Investments and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by Hamilton Investments.

Goose Rocks is the record holder of 193,651 shares of Common Stock. Mr. Kimball is the general partner of Goose Rocks and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by Goose Rocks.

The Reynolds Trust is the record holder of 57,120 shares of Common Stock. Mr. Reynolds is a trustee of the Reynolds Trust and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by the Reynolds Trust.

The Marshall Trust and Marshall Partners are the record holders of 46,965 and 532 shares of Common Stock, respectively. Mr. Marshall is a trustee of the Marshall Trust and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by the Marshall Trust. Mr. Marshall is the general partner of Marshall Partners and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by Marshall Partners.

Mr. McAdam has the sole power to dispose or direct the disposition of, and to vote or direct the voting of, 56,181 shares of Common Stock which he holds directly. Mr. McAdam holds 3,968 shares of Common Stock for the benefit of TCV VII Management. TCV VII Management and Messrs. Hoag, Kimball, Reynolds, Drew, Trudeau and Marshall, who are members of TCV VII Management, may be deemed to have the shared power to dispose or direct the disposition of the 3,968 shares of Common Stock held by Mr. McAdam for the benefit of TCV VII Management. Each of Mr. McAdam, TCV VII Management and Messrs. Hoag, Kimball, Reynolds, Drew, Trudeau and Marshall disclaims beneficial ownership of such shares of Common Stock. The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

CUSIP No. 0001459200	13D	Page 17 of 19 Pages

Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.

(c) On June 8, 2018: Timothy P. McAdam was awarded 3,193 restricted stock units in connection with his service as a director of the Issuer.

On June 12, 2018: Management VII disposed of 2,095, 1,778 and 439 shares of Common Stock at prices ranging from $42.90 to $43.84, $43.92 to $44.84, and $45.00 to $45.12 per share, respectively in a series of open market transactions on the Nasdaq Global Select Market for a weighted average price per share of $43.4759, $44.3304, and $45.0612, respectively. The Marshall Trust disposed of 4,000 shares as a bona fide gift for no consideration. Robert W. Trudeau sold 11,892 shares of Common Stock at prices ranging from $45.00 to $45.00004 in a series of open market transactions on the Nasdaq Global Select Market for a weighted average price per share of $45.0002. Ten 271 Partners B sold 20,386 and 570 shares of Common Stock at prices ranging from $43.66 to $44.645 per share and $44.67 to $44.74 per share, respectively, in a series of open market transactions on the Nasdaq Global Select Market for a weighted average price per share of $44.3782 and $44.6947, respectively. The Drew Family Trust dated 10/5/2004 sold 33,302 and 930 shares of Common Stock at prices ranging from $43.66 to $44.645 per share and $44.67 to $44.74 per share, respectively, in a series of open market transactions on the Nasdaq Global Select Market for a weighted average price per share of $44.3782 and $44.6947, respectively.

On June 13, 2018: Robert Trudeau sold 43,295 shares of Common Stock at prices ranging from $44.50 to $44.76 per share in a series of open market transactions on the Nasdaq Global Select Market for a weighted average price per share of $44.5743. The Yuan Family Trust dated 9/22/2006 sold 20,407 shares of Common Stock at prices ranging from $43.90 to $44.585 per share in a series of open market transactions on the Nasdaq Global Select Market for a weighted average price per share of $44.3601.

Except as reported in this Item 5(c) and in Item 4, above, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d) Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock beneficially owned by the Reporting Persons.

(e) As of May 31, 2018, John C. Rosenberg ceased to be a Class A Director of TCM VII and a limited partner of Management VII and ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to replace the Joint Filing Agreement previously filed as Exhibit 1 with the Joint Filing Agreement filed herewith.

Exhibit Number	Description

1	Joint Filing Agreement.

CUSIP No. 0001459200	13D	Page 18 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2018

TCV VII MANAGEMENT, L.L.C.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TCV VII, L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TCV VII (A), L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TCV MEMBER FUND, L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VII, L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VII, LTD.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

JAY C. HOAG

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

RICHARD H. KIMBALL

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

JOHN L. DREW

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

CUSIP No. 0001459200	13D	Page 19 of 19 Pages

JON Q. REYNOLDS, JR.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

DAVID L. YUAN

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

ROBERT W. TRUDEAU

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

CHRISTOPHER P. MARSHALL

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TIMOTHY P. McADAM

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory